UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 15, 2014

ALBEMARLE CORPORATION

(Exact name of registrant as specified in charter)

Virginia	001-12658	54-1692118
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

451 Florida Street, Baton Rouge, Louisiana	70801
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (225) 388-8011

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Amendment No. 1 to the Registrant’s Current Report on Form 8-K (this “Amendment”) amends the Registrant’s original Current Report on Form 8-K filed July 15, 2014 (which contained a report pursuant to Item 8.01 thereof). This Amendment files (i) the audited consolidated financial statements for Rockwood Holdings, Inc. (“Rockwood”) as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 and the notes related thereto, (ii) the unaudited condensed consolidated financial statements of Rockwood as of June 30, 2014 and December 31, 2013 and for each of the three- and six-month periods ended June 30, 2014 and 2013 and the notes related thereto and (iii) the Registrant’s and Rockwood’s unaudited pro forma condensed combined balance sheet as of June 30, 2014, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013, and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2014 and the notes related thereto, all of which are in connection with the Registrant’s proposed acquisition of Rockwood pursuant to an Agreement and Plan of Merger dated July 15, 2014 (the “transaction”).

In addition, this Amendment also adds certain additional disclosure under Item 8.01 regarding a segment change by Rockwood.

Item 8.01	Other Events

In the second quarter of 2014, Rockwood reorganized its metal sulfides business and began reporting it within its Surface Treatment segment. The metal sulfides business was previously reported in the “Corporate and other” category. In Rockwood’s Form 10-Q for the quarterly period ended June 30, 2014, Rockwood reclassified its consolidated financial statements to reflect this segment change for all periods presented in such Form 10-Q. The effect of this segment change was not material to previously issued annual and interim financial statements. As a result, the consolidated financial statements and accompanying notes as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 filed herewith as Exhibit 99.2 and included in Rockwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as well as as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, respectively, included in Rockwood’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, have not been recast to reflect the metal sulfides business within the Surface Treatment segment.

The table below sets forth Rockwood’s financial information by segment (i) as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 and (ii) as would have been reported if the financial statements reflected the segment change.

	Year ended December 31,						Three months ended March 31,
	2013		2012		2011		2014		2013
($ in millions)	As Reported	As Updated	As Reported	As Updated	As Reported	As Updated	As Reported	As Updated	As Reported	As Updated
Net Sales:
Lithium	$479.4	$479.4	$474.4	$474.4	$456.5	$456.5	$115.8	$115.8	$118.5	$118.5
Surface Treatment	770.2	885.0	723.2	835.9	743.2	881.8	203.7	235.6	184.5	215.2
Corporate and other	128.2	13.4	126.2	13.5	154.4	15.8	35.0	3.1	34.1	3.4

Total	$1,377.8	$1,377.8	$1,323.8	$1,323.8	$1,354.1	$1,354.1	$354.5	$354.5	$337.1	$337.1

Adjusted EBITDA:
Lithium	$181.8	$181.8	$181.9	$181.9	$170.2	$170.2	$41.1	$41.1	$46.9	$46.9
Surface Treatment	174.3	197.9	155.2	176.9	151.0	178.9	46.4	53.4	39.5	45.6
Corporate and other	(32.8)	(56.4)	(16.0)	(37.7)	(37.2)	(65.1)	(6.7)	(13.7)	(9.0)	(15.1)

Total	$323.3	$323.3	$321.1	$321.1	$284.0	$284.0	$80.8	$80.8	$77.4	$77.4

Income before taxes:
Lithium	$114.5	$114.5	$98.8	$98.8	$118.0	$118.0	$28.1	$28.1	$30.4	$30.4
Surface Treatment	131.6	150.9	91.6	109.5	80.3	99.4	34.2	40.2	27.2	32.2
Corporate and other	(200.7)	(220.0)	(82.3)	(100.2)	(112.8)	(131.9)	(27.8)	(33.8)	(50.3)	(55.3)

Total	$45.4	$45.4	$108.1	$108.1	$85.5	$85.5	$34.5	$34.5	$7.3	$7.3

Identifiable Assets:
Lithium	$1,373.4	$1,373.4	$1,257.6	$1,257.6	$1,189.9	$1,189.9	$1,355.4	$1,355.4
Surface Treatment	1,076.9	1,152.9	977.4	1,094.1	942.2	1,034.7	1,104.0	1,185.4
Corporate and other	1,932.5	1,872.9	1,627.3	1,566.2	423.4	361.1	1,861.9	1,797.6
Eliminations	(399.6)	(416.0)	(431.9)	(487.5)	(410.7)	(440.9)	(403.3)	(420.4)

Total	$3,983.2	$3,983.2	$3,430.4	$3,430.4	$2,144.8	$2,144.8	$3,918.0	$3,918.0

Capital Expenditures:
Lithium	$144.6	$144.6	$98.3	$98.3	$76.2	$76.2	$34.8	$34.8	$34.5	$34.5
Surface Treatment	23.5	25.6	33.6	39.1	23.6	33.3	5.1	5.4	4.4	4.5
Corporate and other	4.2	2.1	8.9	3.4	12.2	2.5	0.4	0.1	0.3	0.2

Total	$172.3	$172.3	$140.8	$140.8	$112.0	$112.0	$40.3	$40.3	$39.2	$39.2

The following table sets forth a reconciliation of Rockwood’s income (loss) from continuing operations before taxes to Adjusted EBITDA from continuing operations for the periods indicated.

	As Reported				As Updated
($ in millions)	Lithium	Surface Treatment	Corporate and other	Consolidated	Lithium	Surface Treatment	Corporate and other	Consolidated
Year ended December 31, 2013
Income (loss) from continuing operations before taxes	$114.5	$131.6	$(200.7)	$45.4	$114.5	$150.9	$(220.0)	$45.4
Interest expense, net	1.6	11.8	68.9	82.3	1.6	12.2	68.5	82.3
Depreciation and amortization	46.0	31.4	16.1	93.5	46.0	35.2	12.3	93.5
Restructuring and other severance costs	8.2	6.0	3.3	17.5	8.2	6.0	3.3	17.5
Systems/organization establishment expenses	1.1	1.0	0.1	2.2	1.1	1.0	0.1	2.2
Acquisition and disposal costs	0.1	2.8	6.0	8.9	0.1	2.8	6.0	8.9
Loss on early extinguishment/modification of debt	2.2	3.1	10.2	15.5	2.2	3.2	10.1	15.5
Asset write-downs and other	4.0	0.1	—	4.1	4.0	0.1	—	4.1
Gain on previously held equity interest	—	(16.0)	—	(16.0)	—	(16.0)	—	(16.0)
Foreign exchange loss on financing activities, net	4.1	1.2	61.8	67.1	4.1	1.2	61.8	67.1
Other	—	1.3	1.5	2.8	—	1.3	1.5	2.8

Total Adjusted EBITDA from continuing operations	$181.8	$174.3	$(32.8)	$323.3	$181.8	$197.9	$(56.4)	$323.3

Year ended December 31, 2012
Income (loss) from continuing operations before taxes	$98.8	$91.6	$(82.3)	$108.1	$98.8	$109.5	$(100.2)	$108.1
Interest expense, net	3.3	15.6	45.6	64.5	3.3	15.7	45.5	64.5
Depreciation and amortization	44.2	31.9	13.2	89.3	44.2	35.4	9.7	89.3
Restructuring and other severance costs	26.1	8.0	1.2	35.3	26.1	8.0	1.2	35.3
Systems/organization establishment expenses	0.6	1.4	—	2.0	0.6	1.4	—	2.0
Acquisition and disposal costs	—	0.2	(2.3)	(2.1)	—	0.2	(2.3)	(2.1)
Loss on early extinguishment/modification of debt	2.6	3.0	6.4	12.0	2.6	3.0	6.4	12.0
Asset write-downs and other	0.1	0.2	—	0.3	0.1	0.2	—	0.3
Foreign exchange loss on financing activities, net	6.2	3.0	1.1	10.3	6.2	3.0	1.1	10.3
Other	—	0.3	1.1	1.4	—	0.5	0.9	1.4

Total Adjusted EBITDA from continuing operations	$181.9	$155.2	$(16.0)	$321.1	$181.9	$176.9	$(37.7)	$321.1

Year ended December 31, 2011
Income (loss) from continuing operations before taxes	$118.0	$80.3	$(112.8)	$85.5	$118.0	$99.4	$(131.9)	$85.5
Interest expense, net	7.4	20.6	55.1	83.1	7.4	26.1	49.6	83.1
Depreciation and amortization	41.4	33.1	13.5	88.0	41.4	36.4	10.2	88.0
Restructuring and other severance costs	3.2	8.0	0.2	11.4	3.2	8.0	0.2	11.4
Systems/organization establishment expenses	—	0.8	—	0.8	—	0.8	—	0.8
Acquisition and disposal costs	—	0.1	0.2	0.3	—	0.1	0.2	0.3
Loss on early extinguishment/modification of debt	2.9	4.8	8.9	16.6	2.9	4.8	8.9	16.6
Asset write-downs and other	0.1	0.1	0.7	0.9	0.1	0.1	0.7	0.9
Foreign exchange (gain) loss on financing activities, net	(2.8)	3.0	(3.4)	(3.2)	(2.8)	3.0	(3.4)	(3.2)
Other	—	0.2	0.4	0.6	—	0.2	0.4	0.6

Total Adjusted EBITDA from continuing operations	$170.2	$151.0	$(37.2)	$284.0	$170.2	$178.9	$(65.1)	$284.0

	As Reported				As Updated
($ in millions)	Lithium	Surface Treatment	Corporate and other	Consolidated	Lithium	Surface Treatment	Corporate and other	Consolidated
Three months ended March 31, 2014
Income (loss) from continuing operations before taxes	$28.1	$34.2	$(27.8)	$34.5	$28.1	$40.1	$(33.7)	$34.5
Interest (income) expense, net	(0.2)	3.0	11.4	14.2	(0.2)	3.1	11.3	14.2
Depreciation and amortization	11.5	7.7	6.0	25.2	11.5	8.7	5.0	25.2
Restructuring and other severance costs	3.5	0.6	—	4.1	3.5	0.6	—	4.1
Systems/organization establishment expenses	0.2	0.1	—	0.3	0.2	0.1	—	0.3
Acquisition and disposal costs	—	0.3	0.8	1.1	—	0.3	0.8	1.1
Foreign exchange (gain) loss on financing activities, net	(2.1)	(0.2)	2.9	0.6	(2.1)	(0.2)	2.9	0.6
Other	0.1	0.7	—	0.8	0.1	0.7	—	0.8

Total Adjusted EBITDA from continuing operations	$41.1	$46.4	$(6.7)	$80.8	$41.1	$53.4	$(13.7)	$80.8

Three months ended March 31, 2013
Income (loss) from continuing operations before taxes	$30.4	$27.2	$(50.3)	$7.3	$30.4	$32.2	$(55.3)	$7.3
Interest expense, net	0.7	3.0	19.7	23.4	0.7	3.2	19.5	23.4
Depreciation and amortization	11.1	7.9	3.4	22.4	11.1	8.8	2.5	22.4
Restructuring and other severance costs	3.9	2.2	0.2	6.3	3.9	2.2	0.2	6.3
Systems/organization establishment expenses	0.1	0.6	—	0.7	0.1	0.6	—	0.7
Acquisition and disposal costs	0.1	—	1.7	1.8	0.1	—	1.7	1.8
Foreign exchange loss (gain) on financing activities, net	0.6	(1.9)	16.4	15.1	0.6	(1.9)	16.4	15.1
Other	—	0.5	(0.1)	0.4	—	0.5	(0.1)	0.4

Total Adjusted EBITDA from continuing operations	$46.9	$39.5	$(9.0)	$77.4	$46.9	$45.6	$(15.1)	$77.4

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Business to be Acquired

Rockwood’s audited consolidated balance sheets as of December 31, 2013 and 2012, and the related audited consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 and the notes related thereto are filed as Exhibit 99.2 hereto.

Rockwood’s unaudited condensed consolidated balance sheets as of June 30, 2014 and December 31, 2013, and the related unaudited condensed consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three- and six-month periods ended June 30, 2014 and 2013 and the notes related thereto are filed as Exhibit 99.3 hereto.

(b)	Pro Forma Financial Information

The Registrant’s and Rockwood’s unaudited pro forma condensed combined balance sheet as of June 30, 2014, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013, and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2014 and the notes related thereto are filed as Exhibit 99.4 hereto.

(d)	Exhibits

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm

99.1**	Press release, dated July 15, 2014, issued by the Company (previously filed with the Registrant’s Current Report on Form 8-K, dated July 15, 2014 (which contained a report pursuant to Item 8.01 thereof), File No. 001-12658)

99.2*	Rockwood’s audited consolidated balance sheets as of December 31, 2013 and 2012, and the related audited consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 and the notes related thereto.

99.3*	Rockwood’s unaudited condensed consolidated balance sheets as of June 30, 2014 and December 31, 2013, and the related unaudited condensed consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three- and six-month periods ended June 30, 2014 and 2013 and the notes related thereto.

99.4*	The Registrant’s and Rockwood’s unaudited pro forma condensed combined balance sheet as of June 30, 2014, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013, and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2014 and the notes related thereto.

*	filed herewith
**	previously filed

Forward Looking Statements

Some of the information presented in this report, including, without limitation, statements with respect to the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, product development, changes in productivity, market trends, price, expected growth and earnings, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals; the ability to finance the transaction; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers; changes in the demand for our products; limitations or prohibitions on the manufacture and sale of our products; availability of raw materials; changes in the cost of raw materials and energy; changes in our markets in general; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters; political unrest affecting the global economy; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions we may make in the future; and the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. Albemarle expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Stockholders and Investors

Nothing in this report shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Albemarle or Rockwood or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“SEC”), and Albemarle has filed a Registration Statement on Form S-4 (Registration No. 333-198415) with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders and investors may obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 225-388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 609-524-1109.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION

Date: October 1, 2014	By:	/s/ Karen G. Narwold
Karen G. Narwold
Senior Vice President, General Counsel, Corporate and Government Affairs, Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm

99.1**	Press release, dated July 15, 2014, issued by the Company (previously filed with the Registrant’s Current Report on Form 8-K, dated July 15, 2014 (which contained a report pursuant to Item 8.01 thereof), File No. 001-12658)

99.2*	Rockwood’s audited consolidated balance sheets as of December 31, 2013 and 2012, and the related audited consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 and the notes related thereto.

99.3*	Rockwood’s unaudited condensed consolidated balance sheets as of June 30, 2014 and December 31, 2013, and the related unaudited condensed consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three- and six-month periods ended June 30, 2014 and 2013 and the notes related thereto.

99.4*	The Registrant’s and Rockwood’s unaudited pro forma condensed combined balance sheet as of June 30, 2014, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013, and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2014 and the notes related thereto.

*	filed herewith
**	previously filed